Alfredo Sáenz Abad
Vicepresidente 2° y Consejero Delegado
December 1, 2006

Re:	Banco Santander Central Hispano, S.A. Form 20-F for the fiscal year ended December 31, 2005 Response Letter dated September 25, 2006 File No. 1-12518

Ms. Cecilia D. Blye Chief, Office of Global Security Risk Division of Corporation Finance United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549-5546

Dear Ms. Blye:

     Thank you for your letter dated November 16, 2006, setting forth comments of the staff of the Office of Global Security Risk of the Division of Corporation Finance (the “Staff ”) of the United States Securities and Exchange Commission to our response letter dated September 25, 2006 (the “1st Response”) to your comment letter, dated August 30, 2006, relating to the annual report on Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) of Banco Santander Central Hispano, S.A. (“Santander”).

     We set forth below our responses to the Staff’s comments. As we have done in our 1st Response letter, in order to facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in boldface text and have used captions in our responses which follow each comment.

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General-

1.	We note the representation in your response letter dated September 25, 2006, that you have correspondent relationships with Iranian banks, including Bank Saderat. Please expand your qualitative materiality analysis to address the fact that the United States Department of the Treasury has recently identified Bank Saderat as facilitating Iran’s transfer of funds to terrorist organizations. Please also discuss any measures you have in place to stem terrorism financing, and their impact on your Iran-related operations.

In assessing the materiality of our contacts with Iran, particularly considering the fact that the United States Department of the Treasury has recently identified Bank Saderat as facilitating Iran’s transfer of funds to terrorist organizations, we confirm the belief expressed in our 1st Response that our contacts with Iran are not material to our results of operations or financial condition, and of course, such contacts would be even less material if we consider in isolation our correspondent relationship with Bank Saderat. We further believe that, in light of the de minimis size and nature of these contacts, such contacts do not constitute a material investment risk for our security holders. This assessment of qualitative factors includes consideration of the potential impact of our corporate activities in Iran upon our reputation and share value.

Alfredo Sáenz Abad
Vicepresidente 2° y Consejero Delegado

     Further, we reiterate our belief that none of our past or current contacts with Iran (whether including or excluding our Bank Saderat contacts) would be qualitatively material to a reasonable investor making an investment decision about our shares. Rather, we believe that any reasonable investor would expect a bank like ours to have correspondent banking relationships throughout the countries of the world with which the Spanish Government maintains commercial relations, to have credit exposure in respect of financing transactions and letters of credit related to the commercial activities of our Spanish and other clients with such countries, and, in the course of conducting our business in Spain and elsewhere, to have deposits under custody from institutions from any number of countries abroad. To the extent Iran is among the countries with which we have these customary banking relationships (including our correspondent relationship with Bank Saderat), we do not believe a reasonable investor would consider this material in making an investment decision about our shares.

     With respect to your specific request to “discuss any measures you have in place to stem terrorism financing, and their impact on your Iran-related operations”, please note the following:

  Each transaction undertaken by the Bank on behalf of its customers is screened automatically with software developed internally by the Bank. This screening process enables us immediately to detect both attempts to open accounts and to execute transactions involving individuals or entities designated in the so-called “Applicable Lists” of relevant EU Regulations, in order to block the account opening or the attempted transaction immediately and place the funds at the disposal of the designated authorities. The Applicable Lists include the lists of terrorist individuals and organizations issued by the UN Security Council’s 1267 Committee (concerning Usama bin Laden, the Al-Qaida Network, and the Taliban), as incorporated into EU law by Council Regulation (EC) No. 881/2002, as amended, and the EU’s frequently-amended supplemental list of terrorist individuals and organizations issued by the Council of the European Union pursuant to its Regulation (EC) No. 2580/2001. For local regulatory reasons, OFAC’s List of Specially Designated Nationals and Blocked Persons (the “ SDN List ”) – while applied – is used only for subsequent scrutiny. Notwithstanding this, our experience has shown that the majority of names included on the OFAC SDN List for terrorism reasons is also reflected in the terrorist lists issued under the EU Regulations.

  This anti-terrorism screening process is observed in every jurisdiction where Grupo Santander operates, given the global, groupwide nature of our policies. These requirements are sent to our various business units in a centralized manner from Madrid. This process commenced with the initial UN Security Council sanctions against the Milosevic regime in 1999.

Alfredo Sáenz Abad
Vicepresidente 2° y Consejero Delegado

  Additionally, Grupo Santander has a consolidated reputational risk management policy distributed throughout its business units, which obligates these units to report to the parent company any important events relating to money laundering or the financing of terrorism.

  The transactions monitoring systems applied to our costumers include different cases which are internationally recognised as linked to financing of terrorism. Specifically, we have established very strict criteria for the opening of banking relations with exchange bureaux and money transmitters, and also fractioned transactions involving small amounts are monitored. Likewise, regular controls are carried out on the portfolios of those customers who are nationals or residents in countries considered of high-risk in terms of money laundering or financing of terrorism.

  In the correspondent banking area, a country-risk evaluation is made with regard to money laundering and the financing of terrorism. All countries internationally viewed as sensitive in the financing of terrorism (including Iran) are considered high-risk; therefore, enhanced due diligence is applied to banks established there.

  In the case of correspondent banking transactions, our operations are screened against the aforementioned lists, applying the same criteria.

  The monitoring procedures established for correspondent banking transactions contemplate, among other matters, enhanced due diligence concerning transactions involving exchange bureaux, structured transactions, and multiple negotiations of small-denomination cheques. The selection of transactions regarded as suspicious is also influenced by the country of origin and/or destination of the funds.

  The training given to our employees explains the risks associated with the financing of terrorism.

  In accordance with local legislation, our internal review programme is audited by an external expert (in this case, Deloitte). This year’s report found no areas needing improvement.

     In addition, in light of current political tensions with Iran, we have decreased our internal country risk exposure limits to Iran twice since the summer of 2005. Given the current geopolitical tensions with Iran, our activities involving Iran, both through the Iran representative office and through our financing activities, will continue to be carefully reviewed and approached in a conservative manner.

Alfredo Sáenz Abad
Vicepresidente 2° y Consejero Delegado

2.

Please address the applicability to your Iran-related operations of Section 5(b) of the Iran and Libya Sanctions Act of 1996 (now the Iran Sanctions Act of 1996), as revised by the Iran Freedom Support Act, enacted on September 30, 2006.

Section 5(b) of the Iran Sanctions Act, as amended, is not applicable to our business activities in Iran, which do not involve arms or weapons trade or production financing, nor the Iranian military.

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In providing the above responses, and in response to the Staff’s request, we hereby acknowledge that:

  Santander is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

  Staff comments or changes to this disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  Santander may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned in Madrid at 011-34-91-259-6611 or fax: 011-34-91- 257-1282, or our counsel, Nicholas Kronfeld of Davis Polk & Wardwell, at 212-450-4950 or fax: 212-450-3950.

Very truly yours,

/s/ Alfredo Sáenz

Alfredo Sáenz
Chief Financial Officer

cc: Mr. Jack Guggenheim